Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

ASX ANNOUNCEMENT — RESULTS OF GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the Company wishes to communicate the results of the General Meeting held at 3:00pm, 17th July 2009. Details of the votes cast in respect of each resolution are set out in the attached poll report.

Yours faithfully,

Paul Dixon
Company Secretary

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

17 July 2009

The Chairman

Progen Pharmaceuticals Limited

16 Benson Street

Toowong QLD 4066

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the General Meeting of the Members of Progen Pharmaceuticals Limited held at the Fairways Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD 4068 on Friday 17 July 2009 at 3.00pm (Brisbane time), report as follows:

4)                            Appointment of Mr Thomas James Burt as a director

	Number	%
Votes cast ‘FOR’ the motion	8,696,128	74.51
Votes cast ‘AGAINST’ the motion	2,974,990	25.49
TOTAL VOTES CAST	11,671,118	100.00
Votes “Abstained”	30,619

The resolution was carried as an ordinary resolution.

5)                            Appointment of Mr Heng Hsin Tang as a director

	Number	%
Votes cast ‘FOR’ the motion	8,692,525	74.48
Votes cast ‘AGAINST’ the motion	2,978,438	25.52
TOTAL VOTES CAST	11,670,963	100.00
Votes “Abstained”	30,774

The resolution was carried as an ordinary resolution.

6)                            Appointment of Mr Joe Yeh-Chiao Lin as a director

	Number	%
Votes cast ‘FOR’ the motion	8,669,583	74.29
Votes cast ‘AGAINST’ the motion	3,000,380	25.71
TOTAL VOTES CAST	11,669,963	100.00
Votes “Abstained”	31,774

The resolution was carried as an ordinary resolution.

Taylor Fam
Returning Officer
Computershare Investor Services Pty Limited